Lisa Nosal To Call Writer Directly: +1 617 385 7602 lisa.nosal@kirkland.com	200 Clarendon Street Boston, MA 02116 United States +1 617 385 7500 www.kirkland.com	Facsimile: +1 617 385 7501

June 30, 2023

By EDGAR United States Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attn: Lisa N. Larkin
John Kernan
John Lee
Christian T. Sandoe

Re:	Polen Credit Opportunities Fund Registration Statement on Form N-2 (File Nos. 333-271087; 811-23860)

Dear Ladies and Gentlemen:

On behalf of Polen Credit Opportunities Fund, a Delaware statutory trust (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided to the undersigned by Lisa N. Larkin of the Staff by telephone on June 26, 2023. These comments related to the Fund's EDGAR correspondence, filed on June 14, 2023 (the "Response Letter"), in which the Fund responded to the comments of the Staff to the Fund's Registration Statement on Form N-2, filed on April 2, 2023 (File Nos. 333-271087; 811-23860) (the "Registration Statement"), and the revised version of the Fund's Registration Statement that was transmitted by email to Ms. Larkin concurrently with the filing of the Response Letter. We plan to file Pre-Effective Amendment No. 1 (the "Amendment") to the Registration Statement on or about July 10, 2023, to respond to the Staff's comments and make certain other changes.

For your convenience, a transcription of the Staff's comments is included in this letter, with each comment followed by the Fund's response. Please note that we have not independently verified information provided by the Fund. A revised version of the Registration Statement is being transmitted by email to Ms. Larkin concurrently with the filing of this letter. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

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United States Securities and Exchange Commission June 30, 2023 Page 2

PROSPECTUS

COVER PAGE – THE FUND

1.           Please explain how convertible securities, and in particular, preferred stock are appropriate for an 80% policy regarding "credit" where "credit" is understood to be investing in debt securities. We understand that preferred stock is on the equity side of capital stock, so please consider revising this added disclosure.

Response:

The Fund has deleted the references to preferred stock as an example of an investment with similar economic characteristics to credit instruments, and revised references to convertible securities that are included as a part of the Fund's 80% basket to "convertible debt." The reference to "other investments with similar economic characteristics" would continue to permit the Fund to include a synthetic instrument in the 80% basket if it has economic characteristics similar to credit instruments. Please note that the following disclosure is included in the Registration Statement: "To the extent that the Fund invests in derivative instruments with economic characteristics similar to those credit instruments, the daily marked-to-market value of such investments will be included for purposes of the Fund's 80% investment policy. The Fund's 80% investment policy may be changed by the Board, upon 60 days' prior notice to shareholders."

COVER PAGE – INTERVAL FUND/REPURCHASE OFFERS

2.           Please add disclosure regarding the anticipated timing of the Fund's initial repurchase offer to the second cover page of the Prospectus.

Response:

The requested revision has been made.

PAGE 42 – FUND PERFORMANCE

3.           Please add the requested disclosure regarding how the Fund's performance was calculated and that the method differs from the standardized SEC method on page 42 of the Prospectus.

Response:

The requested revision has been made.

4.           Please supplementally confirm that once the Fund has commenced operations, it will present its performance in the Prospectus on both a before- and after-tax basis for the periods beginning with the commencement of the Fund's operations.

Response:

The Fund supplementally confirms that Fund performance will be presented in the Prospectus on both a before- and after-tax basis for the periods beginning with the commencement of the Fund's operations.

United States Securities and Exchange Commission June 30, 2023 Page 3

5.           Please supplementally provide the following information:

(a)           Will the assets of the Predecessor Fund be distributed pro rata between the Fund and the investor redeeming out of the Predecessor Fund?

(b)           For the newly-formed private fund into which the investor redeeming out of the Private Fund intends to invest, will the management fees be different, and will they be higher or lower than the Fund's expenses? Please consider disclosing this information regarding the redeeming investor so that other investors are aware of any potential conflicts of interest.

(c)           For the newly-formed private fund, will it use the prior performance of the Predecessor Fund in its offering materials?  Will the investor redeem more than 50% of the assets of the Predecessor Fund? Please explain why the newly-formed private fund is not the continuation of the Predecessor Fund and why prior performance presentation by the Fund is appropriate and permissible.

Response:

The Fund supplementally confirms that:

(a)  The investor redeeming out of the Predecessor Fund in advance of the reorganization will receive a pro rata portion of the securities of the Predecessor Fund in kind, which securities will be contributed by the investor to the newly-formed private fund.

(b)  The base management fee charged by the newly-formed private fund will be the same fee that the Predecessor Fund charged the redeeming investor; however, unlike the Predecessor Fund, the newly-formed private fund will not charge any incentive fees/allocations and will cap its operating expenses. The base management fee of the new private fund is lower than the Fund's management fee, reflecting the significant difference in regulatory requirements and administrative apparatus necessary to manage a private fund as compared with a registered fund. However, after giving effect to the contractual expense limitation agreement of the Fund, which will remain in effect for no less than eighteen months following the commencement of the Fund's operations, the total expense ratio of the Fund (0.75%) is anticipated to be lower than the total expense ratio of the newly-formed private fund (1.03%). The rationale for the lower total expense ratio cap for the period following the Fund's launch is to create a first-mover incentive by investors to invest in the Fund, which is a new product offered by the Adviser. The Fund does not believe that disclosure regarding the redemption in-kind is necessary or appropriate but notes that disclosure relating to conflicts of interest that may arise because the Adviser advises other funds and/or accounts with the same investment objective as the Fund are included in "Conflicts of Interest" in the Statement of Additional Information.

United States Securities and Exchange Commission June 30, 2023 Page 4

(c)  The newly-formed private fund will not use the prior performance of the Predecessor Fund in its offering materials.

The investor redeeming its interest in the Predecessor Fund represented approximately 50% of the Predecessor Fund's assets as of May 31, 2023. In addition to the large in-kind redemption disclosed in the Response Letter, three additional smaller transactions in the Predecessor Fund have recently occurred or are otherwise anticipated to occur prior to the reorganization. On May 31, 2023, one investor withdrew its capital account in cash pursuant to the Predecessor Fund's normal monthly withdrawal provisions. In addition, shortly following the consummation of the aforementioned redemption in kind by the redeeming investor, one existing investor (a portfolio manager at the Adviser) and one new investor in the Predecessor Fund (the Adviser) are anticipated to subscribe for interests in the Predecessor Fund on or about July 3, 2023 pursuant to the Predecessor Fund's normal subscription provisions. After accounting for these transactions, the investor redeeming in kind and contributing these assets to the newly-formed private fund will redeem less than 50% of the assets of the Predecessor Fund.

The Fund supplementally indicates that prior performance presentation is appropriate and permissible in accordance with the conditions described in Mass Mutual Institutional Funds, SEC No-Action Letter, pub. avail. Sept. 28, 1995:

(i) The Predecessor Fund was created for purposes entirely unrelated to the establishment of a performance record. It was formed and commenced operations in 2010 to provide access to the Adviser's total return credit strategy in a pooled private investment vehicle.

(ii) The Predecessor Fund will transfer substantially all of its assets on the reorganization date to the Fund.

(iii) The Predecessor Fund, although not required to, could have complied with the investment restrictions under Subchapter M of the Internal Revenue Code of 1986.

(iv) The Adviser was the investment adviser of the Predecessor Fund for the entire period of the Predecessor Fund's operations.

(v) The investment policies, objectives, guidelines and restrictions of the Fund are in all material respects equivalent to that of the Predecessor Fund.

(vi) The management practices of the Fund are in all material respects identical to the Predecessor Fund.

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United States Securities and Exchange Commission June 30, 2023 Page 5

If you have any questions, please feel free to contact the undersigned by telephone at 617.385.7602 (or by email at lisa.nosal@kirkland.com) or Nicole M. Runyan by telephone at 212.446.4774 (or by email at nicole.runyan@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Lisa Nosal
Lisa Nosal

cc:	Joshua L. McCarthy, Polen Capital Credit, LLC

Nicole M. Runyan, Kirkland & Ellis LLP